FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                 28 August, 2007


                               File no. 0-17630


                             CRH - Interim Results



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Interim Results



2007 INTERIM RESULTS

Six months ended 30th June 2007


                                                                                   2007            2006        % change
                                                                                 euro m          euro m
Revenue                                                                           9,698           8,028           + 21%
EBITDA*                                                                           1,141             925           + 23%
Operating profit*                                                                   771             613           + 26%
Profit on disposal of fixed assets                                                   22              17           + 29%
Profit before tax                                                                   670             526           + 27%
                                                                              euro cent       euro cent
Earnings per share                                                                 92.8            73.7           + 26%
Cash earnings per share                                                           160.9           131.7           + 22%
Dividend                                                                           20.0            13.5           + 48%
* EBITDA and operating profit are stated before profit on disposal of fixed assets.



- With a particularly strong performance in Europe significantly outweighing more challenging conditions in the Americas, profit before tax for the six months to 30th June increased by 27% to euro 670 million while earnings per share grew by 26% to 92.8 cent.

- Operating profit in Europe advanced by euro 165 million to euro 495 million, an increase of 50%. Organic growth, which accounted for euro 120 million or 73% of the first half increase, is substantially ahead of the full year 2006 organic growth of euro 81 million.

- Operating profit in the Americas declined by euro 7 million (2.5%) to euro 276 million. Robust organic performances in our Materials and Products activities plus an excellent contribution from APAC were outweighed by lower profits in Distribution and the impact of a weaker US$.

- Profit on disposal of fixed assets at euro 22 million was ahead of Interim 2006 (euro 17 million). It is anticipated that profit on disposal of fixed assets for the full year will exceed last year's euro 40 million and that disposal of surplus properties will be an ongoing feature of the Group's activities.

- EBITDA/net interest cover remains high at over 9 times for the twelve months to June 2007, well above the Group's comfort level of approximately 6 times. CRH is committed to optimising the use of its balance sheet while maintaining an investment grade credit rating.

- The 48% interim dividend increase reflects both the ongoing adjustment in dividend cover from 4.8 times in 2005 to a target of 3.5 times in 2008 and the broad re-establishment of the traditional split between interim and final dividends.

- First half expenditure on acquisitions and investments totalled almost euro 1 billion including the purchase of publicly-quoted Swiss builders merchant Getaz Romang and CRH's first transactions in China and Turkey.



Liam O'Mahony, Chief Executive, said today:

"CRH's geographic, sectoral and product balance continues to deliver in 2007 both in terms of overall trading performance and development activity. With an ongoing focus on price and cost effectiveness driving organic performance, benefits from the record 2006 acquisition spend and a sustained development emphasis, we expect strong full year profit growth."



Announced Tuesday, 28th August 2007



This Results Announcement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.



Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Liam O'Mahony                 Chief Executive
Myles Lee                     Finance Director
Eimear O'Flynn                Head of Investor Relations
Maeve Carton                  Group Controller


INTERIM STATEMENT



HIGHLIGHTS



With a particularly strong start in Europe significantly outweighing more challenging conditions in the Americas profit before tax for the six months to 30th June increased by euro 144 million (+27%) compared with the reported 2006 outcome of euro 526 million.



The results include the proportionate consolidation of joint ventures in the Group's income statement, cash flow statement and balance sheet while the Group's share of profit after tax of associates is included as a single line item in arriving at Group profit before tax.



-  Sales revenue: euro 9,698 million, up 21%

-  EBITDA*: euro 1,141 million, up 23%

-  Operating profit*: euro 771 million, up 26%

-  Profit on disposal of fixed assets:  euro 22 million,  up 29%

-  Profit before tax: euro 670 million, up 27%

-  Basic earnings per share: 92.8c, up  26%

-  Cash earnings per share: 160.9c, up 22%

-  Dividend per share: 20.0c, up 48%



* EBITDA (earnings before interest, tax, depreciation and amortisation) and operating profit do not include any profit on disposal of fixed assets



The average first half US Dollar exchange rate was 7.5% weaker versus the euro than in the corresponding period in 2006. This had a negative impact of euro 16 million on profit before tax.



Note 3 on page 14 analyses the key components of first half 2007 performance.



DIVIDEND



In March 2007, the Board announced a full year 2006 dividend of 52.0c (up 33% versus the previous year) with dividend cover of 4.3 times. This comprised an interim dividend of 13.5c (up 20%) and a final dividend of 38.5c (up 39%) and represented a first step in a phased adjustment in dividend cover from 4.8 times in 2005 to a targeted 3.5 times for 2008.



In line with this policy, and to re-establish the traditional split between interim and final dividends, the Board has decided to pay an interim dividend of 20.0c per share, an increase of 48% on the 2006 interim dividend of 13.5c.



DEVELOPMENT



First half acquisition and investment expenditure amounted to approximately euro 1 billion. This included the purchase of publicly-quoted Swiss builders merchant Getaz Romang, completed in May, in addition to CRH's first acquisitions in China and Turkey. In February, CRH completed the acquisition of a modern 650,000 tonne cement plant in Heilongjiang province in northeast China while April saw the purchase of 50% of Denizli Cement, an integrated cement and readymixed concrete business with a modern 1.8 million tonne cement plant and extensive limestone reserves operating in the Aegean region of south-western Turkey. In addition, the Group completed more than 30 other transactions across its various product segments.






SEGMENT REVIEW



EUROPE - MATERIALS


                                                                                 Analysis of change
                                                                    ___________________________________________________
                                                        Total                    Acquisitions
euro  million                 2007         2006        Change         Organic          2006          2007      Exchange
Sales revenue                1,686        1,334          +352            +307           +21           +27          -3
% change                                                 +26%            +22%           +2%           +2%           -
Operating profit*              222          152           +70             +59            +5            +6           -
% change                                                 +46%            +39%           +3%           +4%           -
Margin                       13.2%        11.4%

*Operating profit is before profit on disposal of fixed assets



With a continuing positive demand and pricing environment in most major markets and with favourable seasonal weather conditions in the early months, Europe Materials has delivered a significant increase in first half operating profit and margin primarily driven by organic growth.



Ireland: Lower residential activity in the first half was offset by improved non-residential construction and accelerating infrastructure investment. The changes in sectoral demand compared with 2006 resulted in strong volume increases in stone and blacktop, similar cement and readymixed concrete volumes and a decline in concrete block sales. Price increases broadly kept pace with rising input costs while our Northern Ireland contracting activities had a particularly busy six months. Overall profits were maintained while margins declined reflecting the changing mix of activity.



Finland/Baltics: Broad-based strength in Finnish construction activity contributed to double-digit percentage advances in cement, aggregates and readymixed concrete volumes. This combined with positive price development resulted in a very good uplift in operating profit in Finland. Our operations in Estonia, Latvia and St. Petersburg also benefited from strong demand and all reported improvements in operating performance.



Central/Eastern Europe: Construction demand in Poland was exceptionally strong driven mainly by the industrial and commercial sectors. All our activities benefited from this positive backdrop most particularly our cement operations. First half volumes increased by approximately 40% having benefited from exceptionally good weather. The market in Ukraine also enjoyed strong growth and our cement volumes increased by just over 20%. Significant savings were achieved from the new coal mill which has reduced dependence on high-priced natural gas. Operating profit from this region showed a very substantial increase.



Switzerland: First half cement volumes showed a good advance compared with 2006, helped by demand from a number of large projects. Our downstream aggregates and readymixed concrete activities also experienced good activity levels in the residential and non-residential sectors and overall operating profit was well ahead of the previous year's levels.



Iberia: Although readymixed concrete volumes were slightly lower than in the first half of 2006, our Spanish readymixed concrete and concrete products operations delivered improvements in both operating profit and margin through good recovery of higher input costs which adversely impacted margins in 2006. Results from Spanish cement producer Corporacion Uniland, in which CRH has a 26.3% stake, are included in share of associates' profit after tax; no interim profits were recognised from Uniland in 2006. Our Secil joint venture experienced further reductions in Portuguese construction activity. However, strong cement exports, good demand in its Tunisian operations and benefits from Secil's increased shareholding in Lebanese cement producer Ciment de Sibline resulted in operating profit levels being maintained.



Eastern Mediterranean: In April CRH acquired a 50% stake in Denizli Cement, a leading cement and readymixed concrete producer in the Aegean region of south-western Turkey. Denizli's performance in its first three months with the Group was well up to expectations. In Israel our 25% associate reported an improved performance despite the continuing very difficult political situation in the region.




EUROPE - PRODUCTS


                                                                                 Analysis of change
                                                                    ___________________________________________________
                                                        Total                    Acquisitions
euro million                  2007         2006        Change         Organic          2006          2007      Exchange
Sales revenue                1,826        1,486          +340            +122          +185           +28            +5
% change                                                 +23%             +8%          +13%           +2%             -
Operating profit*              180          112           +68             +44           +21            +3             -
% change                                                 +61%            +39%          +19%           +3%             -
Margin                        9.9%         7.5%

*Operating profit is before profit on disposal of fixed assets



Improving economies and favourable building conditions through the winter months have contributed to a marked uplift in operating performance and significant margin advance for our Europe Products operations.



Concrete Products: The group, which accounts for approximately half of Europe Products' operating profit, enjoyed a substantial advance in its Architectural operations (pavers, tiles and blocks) as well as good growth across its Structural operations (floor & wall elements, beams, vaults and drainage products). Architectural operations benefited from a strong pick-up in profitability in concrete paving and landscape walling activities in Germany where a lower cost structure and a more favourable product mix coupled with price improvements contributed to a strong uplift in margins. Our UK operations were boosted by the inclusion of six months trading for Supreme Concrete which was acquired in April 2006. Architectural activities in France, Denmark and Slovakia all improved while trading in the Benelux was somewhat mixed with good demand in landscaping products offset by slower order drawdown in other segments. Structural operations also experienced some delays in order off-take in the Netherlands; however, this was more than compensated by improvements in underlying operations in Belgium and Denmark. The Structural out-turn was enhanced by good contributions from acquisitions in Belgium, France, Denmark and Poland. Overall first half profitability in Concrete Products advanced strongly.



Clay Products: First half operating profit was substantially ahead of last year reflecting in particular the absence of the extensive production shut-downs which affected performance in our UK and German activities in early 2006. In the UK, Ibstock brick volumes were lower than in 2006 impacted by a tough first quarter and considerable disruption to deliveries as a result of the very heavy rainfall in the second half of June. However, with a better cost profile and the benefit of full production runs, profits recovered strongly. Exceptionally strong construction demand in Poland contributed to volume and price improvements and our clay operations delivered a very significant uplift in profitability. The Netherlands had a satisfactory first half with strength in clay paver demand offset by some softness in clay brick shipments. Our clay operations in Germany turned in an improved performance helped by the mild winter and increased exports to the Polish market.



Building Products: The Building Products Group comprises three broad product segments: Construction Accessories, Insulation and the Building Envelope businesses which comprise Fencing & Security (F&S), Daylight & Ventilation (D&V) and Roller Shutters & Awnings (RSA). The Construction Accessories business, enlarged through the acquisition of Halfen in May 2006, outperformed with very favourable trading as a result of good demand across this mainly non-residential oriented business. Our Insulation business has continued its strong recovery delivering further improvements particularly in its Dutch and German activities, which had declined significantly in 2005, and in its Polish operations which enjoyed very strong growth. In improving markets our F&S and D&V operations delivered good organic growth in both sales and operating profit while our RSA business, acquired in August 2006, continued to perform well.


EUROPE - DISTRIBUTION


                                                                                 Analysis of change
                                                                    ___________________________________________________
                                                        Total                    Acquisitions
euro million                  2007         2006        Change         Organic          2006          2007      Exchange
Sales revenue                1,559        1,319          +240             +83           +25          +140            -8
% change                                                 +18%             +6%           +2%          +11%           -1%
Operating profit*               93           66           +27             +17            +1            +9             -
% change                                                 +41%            +26%           +1%          +14%             -
Margin                        6.0%         5.0%

*Operating profit is before profit on disposal of fixed assets



The first half of 2007 has seen a much improved performance across the Europe Distribution business segment.



Builders Merchants: Our Builders Merchanting activities recorded overall organic sales growth of approximately 5%. Operations in the Netherlands performed particularly well and good underlying progress was also achieved in our various French and German businesses. Sales in our Austrian activities showed some improvement but margins still lag our original expectations. First half acquisitions in the Netherlands, France and Germany contributed positively to the overall Builders Merchants result. Swiss operations benefited from organic growth in the German-speaking eastern half of the country and a strong initial contribution from Getaz Romang, the former publicly-quoted leader in French-speaking western Switzerland, which was acquired in May.



DIY: Following moderate growth in 2006, underlying sales in Benelux DIY operations increased by over 8% and underlying operating profit advanced strongly. Bauking's DIY activities in Germany performed well and benefited from the February acquisition of Mobau whose turnover is split approximately one-third DIY/two-thirds Builders Merchanting. Costs associated with the opening of four new stores by our Portuguese joint venture resulted in similar operating profit. This business now operates from 26 locations throughout Portugal.



Overall, results from Europe Distribution were well up on the 2006 outcome with good margin progress in both Builders Merchanting and DIY activities.


AMERICAS - MATERIALS


                                                                                 Analysis of change
                                                                    ___________________________________________________
                                                        Total                    Acquisitions
euro million                  2007         2006        Change         Organic          2006          2007      Exchange
Sales revenue                2,181        1,393          +788             +93          +791            +8          -104
% change                                                 +57%             +7%          +57%             -           -7%
Operating profit*               66           35           +31              +2           +31            +1            -3
% change                                                 +89%             +6%          +89%           +3%           -9%
Margin                        3.0%         2.5%

*Operating profit is before profit on disposal of fixed assets



The severe weather conditions in many of Americas Materials' markets in the first four months of 2007 contrasted with the mild weather which facilitated early 2006 private sector construction activity. Our heritage companies saw aggregates volumes decline by 7% with readymixed concrete volumes down 12% and asphalt volumes 16% lower. Despite the tough volume backdrop, overall prices increased 6% for aggregates, 9% for readymixed concrete and 17% for asphalt, the product most impacted by input cost increases. The advances in pricing and continuing benefits from cost reduction efforts maintained underlying operating profit and this was augmented by a strong initial first half contribution from APAC, which was acquired at end-August 2006.



New England: First half activity levels were hampered by poor early weather and by a low level of highway construction in Massachusetts and Rhode Island. However, a more favourable backdrop in Connecticut combined with good price and cost management helped contain the decline in operating profit in this region.



New York/New Jersey: These operations were also impacted by weather conditions and by slower demand in commercial and residential markets in Upstate New York. However, our businesses in the greater New York Metro region were less affected and, with improved margins, first half operating profit was broadly in line with the 2006 outcome.



Central: Good markets in Pennsylvania combined with effective cost management helped to more than compensate for a mixed demand backdrop across Ohio and Michigan contributing to an improvement in operating profit compared with 2006.



West: This region has continued to benefit from generally strong demand with increased commercial and public construction only partly offset by declining home building activity. Markets in Utah, Idaho, Oregon and Washington were particularly busy. The main exception to this positive picture was Iowa where weaker residential activity and the lack of major highway projects has impacted demand. Overall, the region recorded a strong increase in operating profit.



APAC: Despite exceptionally poor weather conditions in the mid-western states of Kansas, Oklahoma and Missouri, first half trading at APAC was ahead of our expectations buoyed by strong performances in Florida, Kentucky and West Virginia. Excellent progress was achieved on the ongoing realisation of synergies and implementation of pricing initiatives across APAC's operations.




AMERICAS - PRODUCTS


                                                                                 Analysis of change
                                                                    ___________________________________________________
                                                        Total                    Acquisitions
euro million                  2007         2006        Change         Organic          2006          2007      Exchange
Sales revenue                1,796        1,813           -17            -109          +222            +6          -136
% change                                                  -1%             -6%          +12%             -           -7%
Operating profit*              180          202           -22              -7             -             -           -15
% change                                                 -11%             -3%             -             -           -8%
Margin                       10.0%        11.1%

*Operating profit is before profit on disposal of fixed assets



The first six months of 2007 have been much more challenging than the first half of 2006 with the significant decline in residential markets since mid-2006 and poor early weather leading to tough comparatives. However, despite this difficult backdrop, continuing growth in non-residential construction and effective cost reduction measures across these operations delivered first half operating profit only slightly lower in US$ terms than in the first half of 2006.



Architectural Products Group (APG): The impact of the downturn in US residential construction was most evident in APG's masonry markets where declining demand more than offset continuing strength in commercial activity. The adverse impact on masonry operations was partly mitigated by much improved profits from bagged soil and mulch activities as a result of management action following a disappointing performance in first half 2006. Despite a sharp volume decline the Glen-Gery clay brick operation reported improved operating profit helped by lower energy input costs. Overall, the decline in operating profit was contained as a result of APG's strength in non-residential business segments and strong action to reduce costs across its residential-oriented activities.



Precast: This group, which is a leading manufacturer of precast, pre-stressed and polymer concrete and concrete pipe, continued to benefit from the ongoing advance in non-residential construction. Strength in western and central markets more than offset softness in north-eastern and south-eastern regions and operating profit was ahead of 2006.



Glass: With operations in the US and Canada, the Glass group is the largest supplier of high-performance glazing products and services in North America. Despite increased competition arising from the decline in demand from the residential sector, the group's strong non-residential service-oriented focus enabled it to maintain underlying sales while delivering a modest improvement in underlying operating profit.



MMI: MMI, acquired at end-April 2006, is a leading manufacturer and distributor of mainly non-residential oriented building products in three distinct product segments: construction accessories, wire products and fencing products. The downturn in new housing particularly impacted MMI's residential-oriented fencing activities and overall operating profit for the first six months of 2007 was very disappointing.



South America: Operating profit for our businesses in Argentina and Chile was unchanged despite the impact of sharply higher energy costs in our Argentine clay products operation.




AMERICAS - DISTRIBUTION


                                                                                 Analysis of change
                                                                    ___________________________________________________
                                                        Total                    Acquisitions
euro million                  2007         2006        Change         Organic          2006          2007      Exchange
Sales revenue                  650          683           -33            -107          +122            +3           -51
% change                                                  -5%            -16%          +18%             -           -7%
Operating profit*               30           46           -16             -24           +11             -            -3
% change                                                 -35%            -52%          +24%             -           -7%
Margin                        4.6%         6.8%

*Operating profit is before profit on disposal of fixed assets



Americas Distribution comprises two divisions which supply specialist contractor groups; Roofing/Siding which accounts for approximately two-thirds of annualised sales and Interior Products (wallboard, steel studs and acoustical ceiling systems) which represents approximately one-third of sales.



Roofing/Siding: Underlying sales declined from the record level achieved in 2006 reflecting the downturn in residential construction, both new and remodel, harsh winter weather in the northeast and the absence of extensive first half 2006 repair activity in Florida following active hurricane seasons in both 2004 and 2005. Heritage sales in this business fell by 16% - with sales in Florida back to first half 2004 levels - and the operating profit margin declined.



Interior Products: This business had the benefit of a strong first half contribution from 2006 acquisitions. Although underlying sales declined by 19%, impacted by the residential downturn and by significant price deflation in gypsum wallboard, the operating profit margin was only slightly lower due to good cost containment and an excellent performance in the Hawaiian operations.



As expected, first half Americas Distribution operating profit and margin were down on a record 2006 with strong acquisition contributions outweighed by an organic operating profit decline, approximately 40% of which was attributable to Florida operations. While the overall margin at 4.6% was lower than first half 2006 (6.8%) and first half 2005 (5.6%), which were boosted by extensive post-hurricane roofing/siding repair work in Florida, it was still ahead of the 4.0% reported for the first half of 2004.



FINANCE



Higher short term interest rates and the substantial development activity completed over the past eighteen months resulted in an increase in net finance costs from euro 113 million in the first half of 2006 to euro 150 million in 2007.



As in prior years, the interim taxation charge is an estimate based on the current expected full year tax rate.



Net debt increased by just under euro 1 billion during the period despite a total spend of euro 1.5 billion on acquisitions, investments and capital projects, and amounted to euro 5,450 million at the end of June 2007.



EBITDA/net interest cover remains high at over 9 times for the twelve months to June 2007, well above the Group's comfort level of approximately 6 times. CRH is committed to optimising the use of the Group's balance sheet while maintaining an investment grade credit rating.



As part of its overall financing strategy CRH has established a Euro Medium Term Note (EMTN) programme which provides the ability to issue bonds in the euro and Sterling markets when conditions in debt capital markets are favourable.




OUTLOOK



The overall outlook for Europe Materials remains very positive with further strong progress expected in the second half. In Ireland good activity levels in non-residential and infrastructure continue to compensate for the decline in residential construction. While the pace of advance in Finland and the Baltic states is likely to moderate we nevertheless expect good improvement in the second half. Poland and Ukraine remain very busy and we anticipate further strong profit growth in both countries over the coming months. Our Swiss operations continue to benefit from broad-based construction activity. In Spain we look to further profit improvement in the second half. The Portuguese market remains difficult but Secil continues to take advantage of export opportunities and good growth in its operations in North Africa and Lebanon. Our recent Turkish joint venture is expected to deliver positively over the remaining months of 2007.



In Europe Products, favourable weather conditions over the winter period and strong markets provided a strong impetus to first half organic growth. We expect continued growth, but at a more moderate pace, in the second half of the year. The Concrete group benefited in particular from the good weather in the early months of the year, and further progress is expected in the second half. The Clay group continues to perform well and our Building Products activities look to a good second half performance. Comparisons for the second half will benefit from the absence of 2006's euro 31 million net charge in respect of non-recurring items.



The first half of 2007 has seen further very satisfactory organic growth from our Europe Distribution operations. We expect to deliver continued organic progress in the second half together with a strong contribution from first half acquisitions, in particular from Getaz Romang in Switzerland. Second half trading comparisons in Europe Distribution will of course be affected by the absence of 2006's euro 19 million non-recurring credit to operating profit.



Overall for Europe, with first half organic operating profit growth already ahead of that achieved for the full year in 2006, we look to further progress in the second half of this year augmented by good contributions from acquisitions.



Americas Materials continues to benefit from good price improvements and ongoing cost reduction measures across its operations and we look to a strong organic operating profit improvement in the second half of the year. This, combined with further benefits from the inclusion of APAC, acquired at end-August 2006, and the absence of last year's APAC integration costs, is expected to lead to a significant full year US$ profit increase for this Division.



Our Americas Products operations have delivered a resilient performance through the first half of 2007 with growth in non-residential construction and profit improvement measures broadly offsetting the impact of the sharp decline in residential construction. While the recent disruption in financial markets has contributed to added uncertainty, we anticipate that, with the broad product and end-use balance of our businesses, full year profits in US$ terms will be similar to 2006 levels.



After a difficult first half we expect that like-for-like trading comparisons in Americas Distribution will improve somewhat over the balance of the year. With acquisition contributions offsetting an organic decline, full year turnover in US$ terms should be similar to 2006 with an operating profit margin in the range 5% to 5.5% compared with a record 7.1% last year.



Overall for the Americas we expect that continuing growth in non-residential construction and a broadly favourable backdrop for infrastructure will offset the impact of lower residential activity, leading to similar full year underlying operating profit in US$. This will be augmented by positive acquisition contributions. Notwithstanding the translation impact of a weaker US Dollar, we expect higher full year profits for the Americas in euro terms.



CRH's geographic, sectoral and product balance continues to deliver in 2007 both in terms of overall trading performance and development activity. With an ongoing focus on price and cost effectiveness driving organic performance, benefits from the record 2006 acquisition spend and a sustained development emphasis, we expect strong full year profit growth.




GROUP INCOME STATEMENT


                                                                                              Year ended 31st
                                                              Six months ended 30th June             December
                                                               2007                 2006                 2006
                                                          Unaudited            Unaudited              Audited
                                                             euro m               euro m               euro m
Revenue                                                       9,698                8,028               18,737
Cost of sales                                               (6,868)              (5,612)             (13,123)
Gross profit                                                  2,830                2,416                5,614
Operating costs                                             (2,059)              (1,803)              (3,847)
Group operating profit                                          771                  613                1,767
Profit on disposal of fixed assets                               22                   17                   40
Profit before finance costs                                     793                  630                1,807
Finance costs                                                 (229)                (186)                (407)
Finance revenue                                                  79                   73                  155
Group share of associates' profit after tax                      27                    9                   47
Profit before tax                                               670                  526                1,602
Income tax expense (estimated at interim)                     (164)                (123)                (378)
Group profit for the financial period                           506                  403                1,224

Profit attributable to:
Equity holders of the Company                                   504                  396                1,210
Minority interest                                                 2                    7                   14
Group profit for the financial period                           506                  403                1,224

Earnings per Ordinary Share
Basic                                                         92.8c                73.7c               224.3c
Diluted                                                       92.0c                73.0c               222.4c

Cash earnings per Ordinary Share                             160.9c               131.7c               352.1c




GROUP BALANCE SHEET



                                                        As at 30th         As at 30th           As at  31st
                                                         June 2007          June 2006         December 2006
                                                         Unaudited          Unaudited               Audited
                                                           euro  m             euro m                euro m
ASSETS
Non-current assets
Property, plant and equipment                                7,974              6,950                 7,480
Intangible assets                                            3,284              2,515                 2,966
Investments in associates/other financial assets               646                628                   651
Derivative financial instruments                                41                 59                    74
Deferred income tax assets                                     484                415                   489
Total non-current assets                                    12,429             10,567                11,660
Current assets
Inventories                                                  2,368              2,114                 2,036
Trade and other receivables                                  3,930              3,176                 3,172
Derivative financial instruments                                 7                 12                     5
Liquid investments                                             328                435                   370
Cash and cash equivalents                                      741                665                 1,102
Total current assets                                         7,374              6,402                 6,685
Total assets                                                19,803             16,969                18,345
EQUITY
 Capital and reserves attributable to the Company's equity holders
Equity share capital                                           186                184                   184
Preference share capital                                         1                  1                     1
Share premium account                                        2,394              2,276                 2,318
Treasury shares                                               (22)               (15)                  (14)
Other reserves                                                  60                 43                    52
Foreign currency translation reserve                         (218)               (14)                 (137)
Retained income                                              5,103              3,898                 4,659
                                                             7,504              6,373                 7,063
Minority interest                                               62                 39                    41
Total equity                                                 7,566              6,412                 7,104
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings                        5,545              4,219                 5,313
Derivative financial instruments                                90                 76                    47
Deferred income tax liabilities                              1,401              1,155                 1,301
Trade and other payables                                       140                180                   160
Retirement benefit obligations                                  47                316                   262
Provisions for liabilities                                     328                226                   320
Capital grants                                                  10                 11                    10
Total non-current liabilities                                7,561              6,183                 7,413
Current liabilities
Trade and other payables                                     3,323              2,670                 2,788
Current income tax liabilities                                 283                309                   216
Interest-bearing loans and borrowings                          896              1,248                   645
Derivative financial instruments                                36                 23                    38
Provisions for liabilities                                     138                124                   141
Total current liabilities                                    4,676              4,374                 3,828
Total liabilities                                           12,237             10,557                11,241
Total equity and liabilities                                19,803             16,969                18,345


GROUP CASH FLOW STATEMENT

                                                                                                   Year ended
                                                               Six months ended 30th June       31st December
                                                                     2007            2006                2006
                                                                Unaudited       Unaudited             Audited
                                                                   euro m          euro m              euro m
Cash flows from operating activities
Profit before tax                                                     670             526               1,602
Finance costs, net                                                    150             113                 252
Group share of associates' profit after tax                          (27)             (9)                (47)
Profit on disposal of fixed assets                                   (22)            (17)                (40)
Group operating profit                                                771             613               1,767
Depreciation charge                                                   354             300                 664
Share-based payments expense                                           10               6                  16
Amortisation of intangible assets                                      16              12                  25
Net movement on provisions                                            (7)               9                  11
Increase in working capital                                         (330)           (502)               (132)
Amortisation of capital grants                                        (1)             (1)                 (2)
Other non-cash movements                                                7               7                  10
Cash generated from operations                                        820             444               2,359
Interest paid (including finance leases)                            (170)           (110)               (253)
Irish corporation tax paid                                              -             (3)                (20)
Overseas corporation tax paid                                       (103)            (58)               (358)
Net cash inflow from operating activities                             547             273               1,728
Cash flows from investing activities
Inflows
Proceeds from disposal of fixed assets                                 62              60                 252
Interest received                                                      28              16                  46
Dividends received from associates                                     13               8                  22
                                                                      103              84                 320
Outflows
Purchase of property, plant and equipment                           (520)           (434)               (832)
Acquisition of subsidiaries and joint ventures                      (795)           (614)             (1,978)
Investments in and advances to associates                             (1)             (4)                 (7)
Advances to JVs and purchase of trade investments                     (1)             (5)                (13)
Deferred/contingent acquisition consideration paid                   (87)            (59)                (74)
                                                                  (1,404)         (1,116)             (2,904)
Net cash outflow from investing activities                        (1,301)         (1,032)             (2,584)
Cash flows from financing activities
Inflows
Proceeds from issue of shares                                          20              56                  87
Shares issued to minority interests                                     -               -                   3
Increase in interest-bearing loans and borrowings                   1,025           1,016               1,708
Increase in finance lease liabilities                                   -               -                   3
                                                                    1,045           1,072               1,801
Outflows
Ordinary Shares purchased by Employee Benefit Trust, net             (31)            (15)                (15)
Decrease/(increase) in liquid investments                              36           (102)                (35)
Repayment of interest-bearing loans and borrowings                  (464)           (622)               (656)
Repayment of finance lease liabilities                               (13)             (1)                (13)
Net cash movement in derivative financial instruments                (24)             103                (29)
Dividends paid to equity holders of the Company                     (150)           (135)               (197)
Dividends paid to minority interests                                  (2)             (6)                (12)
                                                                    (648)           (778)               (957)
Net cash inflow from financing activities                             397             294                 844
Change in cash and cash equivalents                                 (357)           (465)                (12)
Cash and cash equivalents at beginning of period                    1,102           1,149               1,149
Translation adjustment                                                (4)            (19)                (35)
Cash and cash equivalents at end of period                            741             665               1,102


GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE


                                                                                                    Year ended
                                                                 Six months ended 30th June      31st December
                                                                      2007             2006               2006
                                                                 Unaudited        Unaudited            Audited
                                                                    euro m           euro m             euro m
Items of income/(expense) recognised directly within equity:
Currency translation effects                                          (81)            (248)              (371)
Group defined benefit pension obligations:
 - Actuarial gain                                                      225              142                155
 - Movement in deferred tax asset                                     (55)             (31)               (42)
Movement in deferred tax asset on employee share schemes               (3)                4                 27
Gains/(losses) relating to cash flow hedges                              2                3                (2)
Net income/(expense) recognised directly within equity                  88            (130)              (233)
Group profit for the financial period                                  506              403              1,224
Total recognised income and expense for the period                     594              273                991

Equity holders of the company                                          593              268                980
Minority interest                                                        1                5                 11
Total recognised income and expense for the period                     594              273                991







GROUP STATEMENT OF CHANGES IN EQUITY
                                                                                                   Year ended
                                                                 Six months ended 30th June     31st December
                                                                     2007              2006              2006
                                                                Unaudited         Unaudited           Audited
                                                                   euro m            euro m            euro m
Total equity at beginning of period                                 7,104             6,234             6,234
Issue of shares:
 - Share option and participation schemes                              20                56                87
 - Issued in lieu of dividends                                         58                14                25
Ordinary Shares purchased by Employee Benefit Trust, net             (31)              (15)              (15)
Share-based payment expense                                            10                 6                16
Dividends                                                           (208)             (149)             (222)
Movement in minority interest                                          21                 -                 2
Items of income/(expense) recognised directly within equity:
Currency translation effects                                         (81)             (248)             (371)
Group defined benefit pension obligations                             170               111               113
Movement in deferred tax asset on employee share schemes              (3)                 4                27
Cash flow hedges                                                        2                 3               (2)
Profit for the year attributable to equity holders                    504               396             1,210
Total equity at end of period                                       7,566             6,412             7,104




SUPPLEMENTARY INFORMATION



1    Basis of Preparation

      The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards as adopted by the EU (IFRS). The transition date for implementation of IFRS by the Group was 1st January 2004.



      The Group's accounting policies under IFRS are based on the International Financial Reporting Standards and Interpretations issued by the International Accounting Standards Board (IASB) and on International Accounting Standards
(IAS) and Standing Interpretations Committee Interpretations approved by the predecessor International Accounting Standards Committee that have been subsequently authorised by the IASB and remain in effect.



2    Translation of Foreign Currencies

      This financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the period, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. Rates used for translation of results and balance sheets into euro were as follows:

                                         Average                               Period ended
                         Six months ended      Year ended
                                30th June   31st December                30th June   31st  December
euro 1 =                   2007      2006            2006           2007      2006             2006
US Dollar                1.3291    1.2296          1.2556         1.3505    1.2713           1.3170
Pound Sterling           0.6746    0.6870          0.6817         0.6740    0.6921           0.6715
Polish Zloty             3.8441    3.8901          3.8959         3.7677    4.0546           3.8310
Swiss Franc              1.6318    1.5610          1.5729         1.6553    1.5672           1.6069
Canadian Dollar          1.5078    1.3999          1.4237         1.4245    1.4132           1.5281
Argentine Peso           4.1078    3.7733          3.8623         4.1834    3.9432           4.0373
Israeli Shekel           5.5198    5.6429          5.5928         5.7574    5.6936           5.5623



3    Key Components of Performance for the First Half of 2007

                                                                                Analysis of Change
                                                                       _______________________________________
                                                               Total              Acquisitions
euro million                            2007       2006       Change   Organic      2006      2007    Exchange
Revenue                                9,698      8,028       +1,670      +389    +1,366      +212        -297
Operating Profit                         771        613         +158       +91       +69       +19         -21
Profit on disposals                       22         17           +5        +5         -         -           -
Trading Profit                           793        630         +163       +96       +69       +19         -21
Finance Costs                           -150       -113          -37       +14       -49        -7          +5
Associates                                27          9          +18        +5      +13*         -           -
Profit before tax                        670        526         +144      +115       +33       +12         -16
PBT % change v. 2006                                            +27%      +22%       +6%       +2%         -3%


* In its reported Interim results for 2006, CRH did not record any share of PAT in respect of its 26% investment in Uniland (acquired in December 2005).

4    Analysis of Revenue, EBITDA and Operating Profit by Business


                                             Six months ended 30th June - Unaudited    Year ended 31st December
                                                                                                           2006
                                                2007                 2006                      Audited
                                              euro m     %         euro m         %             euro m        %
Revenue
Europe Materials                               1,686  17.4          1,334      16.6              2,967     15.8
Europe Products                                1,826  18.8          1,486      18.5              3,186     17.0
Europe Distribution                            1,559  16.1          1,319      16.4              2,786     14.9
Americas Materials                             2,181  22.5          1,393      17.4              4,778     25.5
Americas Products                              1,796  18.5          1,813      22.6              3,572     19.1
Americas Distribution                            650   6.7            683       8.5              1,448      7.7
                                               9,698   100          8,028       100             18,737      100
EBITDA *
Europe Materials                                 298  26.1            219      23.7                564     23.0
Europe Products  **                              255  22.3            179      19.4                361     14.7
Europe Distribution  **                          114  10.0             84       9.1                210      8.5
Americas Materials                               192  16.9            127      13.7                695     28.3
Americas Products                                242  21.2            262      28.3                506     20.6
Americas Distribution                             40   3.5             54       5.8                120      4.9
                                               1,141   100            925       100              2,456      100
Depreciation charge
Europe Materials                                  76                   67                          143
Europe Products                                   70                   64                          134
Europe Distribution                               20                   18                           37
Americas Materials                               126                   92                          220
Americas Products                                 55                   53                          116
Americas Distribution                              7                    6                           14
                                                 354                  300                          664
Amortisation of intangible assets
Europe Materials                                   -                    -                            -
Europe Products                                    5                    3                            6
Europe Distribution                                1                    -                            1
Americas Materials                                 -                    -                            -
Americas Products                                  7                    7                           15
Americas Distribution                              3                    2                            3
                                                  16                   12                           25
Operating profit*
Europe Materials                                 222  28.8            152      24.8                421     23.8
Europe Products **                               180  23.3            112      18.3                221     12.5
Europe Distribution **                            93  12.1             66      10.8                172      9.7
Americas Materials                                66   8.6             35       5.6                475     26.9
Americas Products                                180  23.3            202      32.9                375     21.2
Americas Distribution                             30   3.9             46       7.6                103      5.9
                                                 771   100            613       100              1,767      100
Profit on disposal of fixed assets
Europe Materials                                  12                    9                           28
Europe Products                                    2                    -                            2
Europe Distribution                                -                    2                            4
Americas Materials                                 7                    5                            2
Americas Products                                  -                    1                            3
Americas Distribution                              1                    -                            1
                                                  22                   17                           40

 * Both EBITDA and Operating profit exclude profit on disposal of fixed assets.

 **        Full-year 2006 segment results for Europe Products include a goodwill impairment loss of euro 50 million relating to the Cementbouw bv joint venture in the Netherlands, and euro 18.9 million of the total gain of euro 37.7 million which arose in 2006 on deconsolidation of certain pension schemes in the Netherlands. The remaining euro 18.8 million of the gain was included in the segment profit for Europe Distribution.


5        Geographical Analysis of Revenue, EBITDA and Operating Profit



                                        Six months ended 30th June - Unaudited      Year ended 31st December
                                                                                                        2006
                                                2007                    2006                 Audited
                                              euro m         %        euro m       %          euro m           %
Revenue
Ireland*                                         695       7.2           571     7.1           1,251         6.7
Benelux                                        1,444      14.9         1,269    15.8           2,628        14.0
Rest of Europe                                 2,933      30.2         2,293    28.6           5,058        27.0
Americas                                       4,626      47.7         3,895    48.5           9,800        52.3
                                               9,698       100         8,028     100          18,737         100
EBITDA**
Ireland*                                          97       8.5            94    10.2             209         8.5
Benelux***                                       177      15.5           150    16.2             301        12.3
Rest of Europe                                   393      34.4           238    25.7             624        25.4
Americas                                         474      41.6           443    47.9           1,322        53.8
                                               1,141       100           925     100           2,456         100
Depreciation charge
Ireland*                                          24                      22                      52
Benelux                                           40                      39                      81
Rest of Europe                                   102                      88                     181
Americas                                         188                     151                     350
                                                 354                     300                     664
Amortisation of intangible assets
Ireland*                                           -                       -                       -
Benelux                                            1                       1                       2
Rest of Europe                                     5                       2                       5
Americas                                          10                       9                      18
                                                  16                      12                      25
Operating profit**
Ireland*                                          73       9.5            72    11.7             157         8.9
Benelux***                                       136      17.6           110    18.0             218        12.3
Rest of Europe                                   286      37.1           148    24.1             438        24.8
Americas                                         276      35.8           283    46.2             954        54.0
                                                 771       100           613     100           1,767         100
Profit on disposal of fixed assets
Ireland*                                          11                       7                      23
Benelux                                            3                       -                       3
Rest of Europe                                     -                       4                       8
Americas                                           8                       6                       6
                                                  22                      17                      40



*          Total island of Ireland.



**         EBITDA and Operating profit exclude profit on disposal of fixed assets.



***       Full-year 2006 segment results for Benelux include a goodwill impairment loss of euro 50 million relating to the Cementbouw bv joint venture in the Netherlands, and a gain of euro 37.7 million which arose in 2006 on deconsolidation of certain pension schemes in the Netherlands.


6    Proportionate Consolidation of Joint Ventures

                                                                                                   Year ended
                                                                 Six months ended 30th June     31st December
                                                                       2007            2006              2006
                                                                  Unaudited       Unaudited           Audited
                                                                     euro m          euro m            euro m
Revenue                                                                 493             424               901
Cost of sales                                                         (340)           (290)             (628)
Gross profit                                                            153             134               273
Operating costs                                                       (106)            (96)             (180)
Impairment of Cementbouw bv goodwill                                      -               -              (50)
Operating profit                                                         47              38                43
Profit on disposal of fixed assets                                        -               2                 4
Profit before finance costs                                              47              40                47
Finance costs (net)                                                     (9)             (7)              (16)
Profit before tax                                                        38              33                31
Income tax expense                                                     (11)             (9)              (18)
Group profit for the financial period                                    27              24                13
Depreciation                                                             22              19                37



7    Earnings per Ordinary Share

        The computation of basic, diluted and cash earnings per share is set out below:
                                                                                                     Year ended
                                                                    Six months ended 30th June    31st December
                                                                         2007             2006             2006
                                                                    Unaudited        Unaudited          Audited
                                                                       euro m           euro m           euro m
Profit attributable to equity holders of the Company                      504              396            1,210
Preference dividends paid                                                   -                -                -
Numerator for basic and diluted earnings per Share                        504              396            1,210
Amortisation of intangibles                                                16               12               25
Depreciation charge                                                       354              300              664
Numerator for cash earnings per Ordinary Share                            874              708            1,899

                                                                    Number of        Number of        Number of
Denominator for basic earnings per Ordinary Share                      Shares           Shares           Shares
Weighted average number of shares (millions) in issue                   543.2            538.2            539.4
Effect of dilutive potential shares (share options)                       4.6              5.1              4.7
Denominator for diluted earnings per Ordinary Share                     547.8            543.3            544.1

Earnings per Ordinary Share                                         euro cent        euro cent        euro cent
 - basic                                                                92.8c            73.7c            224.3
 - diluted                                                              92.0c            73.0c            222.4
Cash earnings per Ordinary Share (i)                                   160.9c           131.7c            352.1



(i) Cash earnings per share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.


8   Net Debt and Finance Costs

                                                                                                    As at 31st
                                                                 As at 30th June - Unaudited     December 2006
                                                                        2007            2006           Audited
Net debt                                                              euro m          euro m            euro m
Non-current assets      Derivative financial instruments                  41              59                74
Current assets          Derivative financial instruments                   7              12                 5
                        Liquid investments                               328             435               370
                        Cash and cash equivalents                        741             665             1,102

Non-current liabilities Interest-bearing loans and borrowings        (5,545)         (4,219)           (5,313)
                        Derivative financial                            (90)            (76)              (47)
                        instruments
Current liabilities     Interest-bearing loans and                     (896)         (1,248)             (645)
                        borrowings
                        Derivative financial instruments                (36)            (23)              (38)

Total net debt                                                       (5,450)         (4,395)           (4,492)
Including Group share of joint ventures' net debt                      (276)           (249)             (248)

Finance costs (net)
Net Group finance costs on interest-bearing cash and cash
equivalents, loans and borrowings                                        144             100               234
Net pensions financing credit                                            (8)             (5)              (12)
Charge to unwind discount on provisions/deferred consideration            16              12                27
Net (credit)/charge re change in fair value of derivatives               (2)               6                 3
Total net finance costs                                                  150             113               252
Including Group share of joint ventures' net finance costs                 9               7                16



9    Summarised Cash Flow

                                                                              Six months ended       Year ended
                                                                         30th June - Unaudited    31st December
                                                                                                           2006
                                                                           2007           2006          Audited
Inflows                                                                  euro m         euro m           euro m
Profit before tax                                                           670            526            1,602
Depreciation                                                                354            300              664
Amortisation of intangibles                                                  16             12               25
Proceeds from disposal of fixed assets                                       62             60              252
Share issues                                                                 78             70              112
                                                                          1,180            968            2,655
Outflows
Working capital movements                                                   329            474               75
Capital expenditure                                                         520            434              832
Acquisitions and investments                                                983            901            2,311
Dividends                                                                   208            149              222
Ordinary Shares purchased, net                                               31             15               15
Tax paid                                                                    103             61              378
Other                                                                        21             18               54
                                                                          2,195          2,052            3,887
Net outflow                                                             (1,015)        (1,084)          (1,232)
Translation adjustment                                                       57            137              188
Increase in net debt                                                      (958)          (947)          (1,044)

10     Other
                                                                               Six months ended       Year ended
                                                                          30th June - Unaudited    31st December
                                                                           2007            2006             2006
                                                                                                         Audited
EBITDA* interest cover (times) - six months to 30th June                   7.6x            8.2x              n/a
                               - rolling 12 months                         9.2x           11.2x             9.7x
EBIT** interest cover (times)  - six months to 30th June                   5.1x            5.4x              n/a
                               - rolling 12 months                         6.7x            8.0x             7.0x

Average shares in issue                                                  543.2m          538.2m           539.4m
Net dividend paid  per share (euro cent)                                 38.50c          27.75c           41.25c
Net dividend declared for the period (euro cent)                          20.0c           13.5c            52.0c
Dividend cover (Earnings per share/Dividend declared per share)            4.6x            5.5x             4.3x
Depreciation charge - subsidiaries (euro m)                                 332             281              627
Depreciation charge - share of joint ventures (euro m)                       22              19               37
Amortisation of intangibles - subsidiaries (euro m)                          16              12               25
Amortisation of intangibles - share of joint ventures (euro m)                -               -                -
Share-based payment expense  (euro m)                                        10               6               16
Market capitalisation at period-end (euro m)                             20,003          13,743           17,120
Total equity at period-end (euro m)                                       7,566           6,412            7,104
Net debt (euro m)                                                         5,450           4,395            4,492
Net debt as a percentage of total equity                                    72%             69%              63%
Net debt as a percentage of market capitalisation                           27%             32%              26%

* EBITDA = earnings before interest, tax, depreciation and amortisation, excluding profits on disposal

**     EBIT = earnings before interest and tax, excluding profits on disposal



11  Statutory Accounts



The financial information presented in this interim report does not represent full statutory accounts. Full statutory accounts for the year ended 31st December 2006 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have been filed with the Registrar of Companies.





12  Board Approval



This announcement was approved by the Board of Directors of CRH plc on 27th August 2007.





13  Distribution of Interim Report



This interim report is available on the Group's website (http://www.crh.com/). A printed copy will be posted to shareholders on Thursday 30th August 2007 and will be available to the public from that date at the Company's registered office. Details of the Scrip Dividend Offer in respect of the interim 2007 dividend will be posted to shareholders on Thursday 20th September 2007.


END


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  28 August, 2007



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director